UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                    Spirent plc
                         Result of Extraordinary General Meeting


London, UK - Tuesday, 24 January 2006: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, announces that at the Extraordinary General Meeting of the Company held today, the ordinary resolution approving the proposed disposal of the HellermannTyton Division of the Spirent group, as set out in the Notice of EGM dated 15 December 2005, was duly passed.

Completion of the disposal is conditional upon the fulfilment of certain anti-trust regulatory clearances and is expected as soon as possible thereafter.

The proxy voting figures can be viewed by visiting our website at

www.spirent.com




                                   - ends -
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 24 January, 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*